TOMBSTONE EXPLORATION CORPORATION

1515 Red Top Rd.

P.O. Box 1280
Tombstone, AZ. 85638

October 3, 2008

William Thompson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

File No. 0-29922

SEC Comment letter dated August 15, 2008 (supplemental response including financial statements)

Dear Mr. Thompson:

On behalf of Tombstone Exploration Corporation (the “Company”), a Canadian Federal corporation, transmitted herewith as part of this submission via the EDGAR system are the revised draft Form 20-F’s for the years ended 2006 and 2007 for your review.

In connection with the Company’s responding to the comments set forth in the August 10, 2007 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact Luis Carrillo at (609) 462-0447 or the undersigned at (480) 305-4507 with any questions.

Very truly yours,

/s/ Alan Brown

Alan Brown